December 20, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:        John Reynolds, Assistant Director
                  Susann Reilly, Attorney
                  Office of Emerging Growth Companies

         Re:      Spongetech Delivery Systems, Inc.
                  Form SB-2 filed October 7, 2005
                  File No. 333-123015

Ladies and Gentlemen:

   The following responses address the comments of the reviewing Staff of the Commission (the "Staff") as set forth in its letter dated December 12, 2005 relating to the Registration Statement on Form SB-2 (the "Registration Statement") of Spongetech Delivery Systems, Inc. ("Spongetech" or the "Company"). On behalf of the Company, we respond as follows:


Prospectus Summary

     1. At the beginning of the summary, when discussing your business, clearly disclose the limited sales the company has had in the most recent financial periods.

     Response:

     The Registration Statement has been revised to disclose limited sales of the Company in the most recent financial period.

     2. Reconcile the net loss and the accumulated deficit for the interim financial period ended August 31, 2005 in this section with the financial statements.

     Response:

     The net loss and accumulated deficit for the period ended August 31, 2005 were reconciled.

Selected Financial Data, page 3

     3. Please update to include the summary statement of operations for the interim financial period of August 31, 2005.

     Response:

     The Registration Statement was revised to include the summary statement of operations for the period ended August 31, 2005.

Risk Factors page 4

     4. We partially reissue prior comment 7 from our letter dated November 10, 2005. Revise the risk factor subheadings for risk factors 1, 12 and I 6 to remove the generic conclusions, such as your business or operations may be negatively affected. Instead, clearly state the risk to the company and/or investors.

     Response:

     Risk factors 1, 12 and 16 were revised to remove generic conclusions.

     5. It appears that certain officers and directors continue to remain affiliated with Azurel. Please revise the disclosure in risk factor 21 to clearly reflect this fact. Currently the disclosure indicates that they were previously affiliated with Azurel.

     Response:

     We have revised risk factor 21 to clearly reflect that the Company's Secretary continues to be an officer of Azurel, Ltd.


     6. We note risk factor 22. Disclose the amount and percent of time management devotes to your business.

     Response:

     Risk factor 22 has been revised to disclose the amount and percent of time management devotes to your business.

Dilution, page 8

     7. If the deficit as of August 31, 2005 was ($85,557), please explain how you arrived at a positive net tangible book value per share of $.002. Please revise or advise.

     Response:

     The Dilution section has been revised to disclose a negative net tangible book value per share of $.002.

     8. Please revise to add disclosure regarding dilution at varying levels of proceeds from the offering.

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

     Response:

     We have added disclosure regarding dilution at varying levels of proceeds from the Offering.

     9.   Provide the disclosure required by Item 506(a) of Regulation S-B.

     Response:

     We have revised the dilution section to provide the disclosure required by
Item 506(a) of Regulation S-B.

Management Discussion and Analysis, page 11

     10. We reissue prior comment 13 from our letter dated November 10, 2005. Please consider providing an executive overview to focus on the known trends, events and uncertainties that are critical `to your business.

     Response:

     We have included a section titled "Events and Uncertainties that are critical to our business on page 12 in the Management's discussion and analysis section.

     11. Clarify whether there are or were any outstanding franchise taxes for 2004 if so, clarify when they were paid. If they have not been paid, please explain the impact this may have on your business. We may have further comment.

     Response:

     The Company was not assessed any franchise taxes for the year 2004 because its Certificate of Incorporation was revoked and voided as of March 1, 2004. Upon the revival of its Certificate of Incorporation on June 27, 2005, the Company will be assessed franchise taxes for the year 2005. The Company has not yet been billed for franchise taxes for 2005. We have been advised by the State of Delaware that invoices are mailed at the end of the year and are due on or before March 1, 2006.


     12. Provide a comparison of the results of operations for the interim period August 31, 2005 with the prior comparable period in 2004.

     Response:

     We have included a comparison of the results of operation for the interim period August 31, 2005 with the period August 31, 2004.

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

Plan of Operations, page 11

     13. We reissue prior comment 16 from our letter dated November 10, 2005. Provide a detailed plan of operations for the next twelve months. Provide in greater detail the milestones the company plans to take in the next twelve months to commence sales. Discuss the anticipated time frame for each milestone, the estimated costs and the anticipated source of funding.

     Response:

     We have provided a detailed plan of operations for the next twelve months.


     14. Disclose the time frame for your plans to hire sales groups to market and sell your products. Disclose any anticipated expenses associated with this plan.

     Response:

     We have disclosed the time frame for the Company's plans to hire sales groups to market and sell its products.


     15. Disclose in greater detail your plan to seek a production finance company to fund inventory. Discuss the anticipated terms of such arrangement. Disclose the time frame and anticipated costs associated with this plan. Discuss the impact on your business if you are unable to enter into such an agreement.

     Response:

     We have disclosed in greater detail the Company's plan to seek a production finance company to fund purchase orders.


     16. Disclose in greater detail the estimated costs of a warehousing facility. Explain the reference to costs not to exceed 4% of orders. This disclosure is unclear.

     Response:

     We have disclosed in greater detail the estimated costs of a warehousing facility.

     17. Please discuss in greater detail your plans to pursue licensing arrangements. Does the agreement with Dicon allow you to enter into these licensing arrangements?

     Response:

     We have clarified the type of licensing arrangements which the Company seeks to pursue.

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

     18. Disclose the estimated costs associated with an infomercial and the anticipated source(s) of funding.

     Response:

     We have revised the Registration Statement to disclose the estimated costs associated with an infomercial.


     19. We reissue prior comment 20 from our letter dated November 10, 2005. Please cite the source of the Clean Link information. We note the number "(1)" that you have inserted, but there is no corresponding footnote that provides the requested information.

     Response:

     We have cited the source of the Clean Link Information.

     20. Clarify whether any competitors have products that are multi-use If not, provide the basis for the conclusion that your product does not have any direct competitors We may have further comment.

     Response:

     We have deleted this section.

Liquidity and Capital Resources1 pag~j3

     21. Disclose how long you can currently satisfy your cash requirements. There is no guarantee you will raise any funding in this offering.

     Response:

     We have disclosed that the Company can satisfy its cash requirements for the next seven months.

New Marketing, page 18

     22. You have stated that you are currently in negotiations to sell 500,000 vehicular sponges to Hebco, `Inc., a Caracas,' Venezuela based exporter of automotive products to South America, subject to that entity's approval of both Spanish and Portuguese language translations of the product's packaging. Clarify whether or not Hebco has made a verbal commitment to buy the sponges if you obtain the translation approvals. In addition, disclose the principal terms of this arrangement.

     Response:

     We have deleted the disclosure regarding Hebco. The Company has determined, at this time, to concentrate its sales efforts to the continental United States. The Company may determine at a later to pursue sales overseas.


     23. Clarify whether or not the approval by Vanity of the changes to the mold are the only remaining condition to and agreement `with Vanity.

     Response:

     We have deleted the disclosure regarding Vanity Events.

Legal Proceedings, page 18

     24.  Please disclose the date Westgate filed the lawsuit.

     Response:

     The Registration Statement has been revised to disclose the date the Westgate lawsuit was filed.

Certain Relationships and Related Transactions, page21

     25 Disclose in greater detail the services performed for the stock issuance in January 2005.

     Response:

     We have disclosed the services performed for the stock issuance in January.

Plan of Distribution, page 28

     25. Please disclose the material terms of the escrow agreement. Disclose the fees to be paid to the escrow agent. Please explain how you plan to pay these fees,' given the current financial condition of the company.

     Response:


     The material terms of the escrow agreement have been disclosed. In addition we have provided disclosure as the Company's plan to pay the fees.

Part II

Recent Sales of Unregistered Securities, page II-2


     26. We reissue prior comment 33 from our letter dated November 10, 2005. We again note the stock issuances in 2002. The stock purchase agreement was not entered into until July 2002 and these transactions were conducted in March and May 2002. Therefore, we continue to note that the company was a blank check company at the time of these transactions. Rule 504 of Regulation D is not available to blank check companies. Please revise the disclosure to discuss the available exemption. Also, state the facts supporting reliance upon the exemption. We may have further comment.

     Response:

          We respectfully disagree with your comment. The stock issuances were made at a time when the Company was not a blank check company. The Company had a specific business purpose at the time of the issuances, that was to merge with Spongetech International, Ltd.

          Rule 504 (a) provides that:

          "Offers and sales of securities that satisfy the conditions in paragraph (b) of this Rule 504 by an issuer that is not:

               1. subject to the reporting requirements of section 13 or 15(d) of the Exchange Act,:

               2.   an investment company; or

               3. a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person, shall be exempt from the provision of section 5 of the Act under section 3(b) of the Act."

          At the time of the issuances in March through May 2002, the Company's plan was to merge with Spongetech International, Ltd. Nexgen Acquisitions VIII therefore had a specific plan to engage in a merger with an identified company, Spongetech International, Ltd. as permitted by Rule 504(a)(3). This rule prohibits the use of an offering under Rule 504 if the issuer intends "to engage in a merger or acquisition with an unidentified company or companies, or other entity or person." Accordingly we believe at the time of the issuances from March through May 2002, the Company was not a blank check company.

          The short lapse in time between the offering and the Share Exchange Agreement is not indicative of the Company's status as a blank check company. We have been advised that during this time, the terms of the Share Exchange Agreement were being negotiated and finalized.

     28. Please explain the removal of the May 2002 transaction of 40,000 shares sold to 4 investors or revise to add back the disclosure.

     Response:

     The 4 investors are included in the 30 investors who purchased shares from March through May 2002. As such this disclosure is a duplication and accordingly it was deleted


     29. We reissue prior comment 34 from our letter dated November 10, 2005. Disclose the value of the consideration in the January 2005 and February 2005 transactions.

     Response:

     The value of the consideration in the January 2005 and February 2005 transactions is disclosed.

     30. The shares issued in the merger transaction should be included in this section.

     Response:

     We have included the shares in the merger transaction in "Recent Sales of Unregistered securities."

Exhibits

     31. We continue to note in paragraph six that the execution of the subscription agreement is an irrevocable offer to purchase the number of shares covered by the subscription agreement. Advise us how, under applicable state law, the offer to subscribe to purchase shares can legally be an irrevocable offer to purchase those shares. We may have further comment.

     Response:

     We have corrected the reference to refer to the subscription agreement that was filed on October 7, 2005 in which we revised paragraph 5 to reflect that the execution is not an irrevocable offer to purchase.


     Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.


                                              Sincerely,

                                              /s/ Marcelle S. Balcombe
                                              --------------------------
                                              Marcelle S. Balcombe


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